Agricore United







October 7, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

**Re: United Grain Growers Limited – File No. 82-34725**
***Information Furnished Pursuant to Rule 12g3-2(b)***
**Under the Securities and Exchange Act of 1934**

Further to our filing of August 19, 2003, please find enclosed the following additional information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Material Change Report

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations



DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

**David Carefoot** - Managing Director, Corporate Finance and Investor Relations
T.D. Centre, 201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7

# MATERIAL CHANGE REPORT

**Section 75 of the *Securities Act* (Ontario)**
**Section 85 of the *Securities Act* (British Columbia)**
**Section 146 of the *Securities Act* (Alberta)**
**Section 84 of *The Securities Act, 1988* (Saskatchewan)**
**Section 73 of the *Securities Act* (Québec)**
**Section 81 of the *Securities Act* (Nova Scotia)**
**Section 76 of *The Securities Act, 1990* (Newfoundland)**

## ITEM 1: REPORTING ISSUER

United Grain Growers Limited, carrying on business as Agricore United ("Agricore United"). The principal office of Agricore United is located at 201 Portage Avenue, 28th Floor, TD Centre, Winnipeg, Manitoba R3C 3A7.

## ITEM 2: DATE OF MATERIAL CHANGE

August 19, 2003

## ITEM 3: PRESS RELEASE

A press release was issued on August 19, 2003 by Agricore United. A copy of that press release is attached hereto.

## ITEM 4: SUMMARY OF MATERIAL CHANGE

Agricore United has executed a letter of intent to sell the assets of its Farm Business Communications division to Vancouver based Glacier Ventures International Corp. ("GVI"). Agricore United's Farm Business Communication division publishes a number of farm business publications.

## ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Agricore United announced on August 19, 2003 that it has executed a letter of intent to sell the assets of its Farm Business Communications division to Vancouver based GVI. GVI will also assume certain specified liabilities of the division upon completion of the sale. The transaction is expected to close on or before the end of September 2003, subject to pre-closing conditions. The Farm Business Communication division publishes a number of farm business periodicals, including Country Guide, Canola Guide, Grainews, The Manitoba Co-operator, Canadian Cattlemen and other specialty publications with a total circulation of in excess of 150,000. These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information.

**ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS**

Not applicable

**ITEM 7: OMITTED INFORMATION**

Not applicable

**ITEM 8: SENIOR OFFICER**

For further information, contact Tom Kirk, Corporate Counsel and Corporate Secretary, at (204) 944-2214.

**ITEM 9: STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 29th day of August, 2003.

**UNITED GRAIN GROWERS LIMITED**
carrying on business as Agricore United

By: T.W. Kirk
Tom Kirk
Corporate Counsel and
Corporate Secretary

Agricore United

GLACIER VENTURES
INTERNATIONAL CORP.

## AGRICORE UNITED ANNOUNCES SALE OF FARM BUSINESS COMMUNICATIONS DIVISION

**WINNIPEG, MANITOBA (August 19, 2003) –** Agricore United announced today that it has entered into a letter of intent to sell its Farm Business Communications division to Vancouver based Glacier Ventures International Corp. Specific terms of the deal were not disclosed but the transaction is expected to close on or before the end of September 2003 subject to pre-closing conditions.

The Farm Business Communication division publishes a number of farm business periodicals, including Country Guide, Canola Guide, Grainews, The Manitoba Co-operator, Canadian Cattlemen and other specialty publications, with circulation of approximately 150,000. These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

Glacier Ventures International Corp. is an information communications company focused on expanding across North America through both internal growth and the strategic acquisition of information communications companies that provide essential information and related services to business, professional, and other markets through print, electronic and online media. Glacier's shares are publicly traded on the Toronto Stock Exchange under the symbol "GVC".

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For more information, please contact:

**Jonathon Kennedy**
**President & CEO**
**Glacier Ventures International Corp.**
**(604) 872-8565**

**David Carefoot**
**Vice-President**
**Corporate Finance & Investor Relations**
**Agricore United**
**(204) 944-5651**